By e-mail and EDGAR

December 22, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Endurance Specialty Holdings Ltd.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed on March 1, 2011

File No. 001-31599

Dear Mr. Rosenberg:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the “Company”), to respond to the additional comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in a telephone call on December 13, 2011 (the “Additional Comment”) and related to the comments received from the Staff in the comment letter dated November 10, 2011 (“Original Comment Letter”).

For the convenience of the Staff, we have paraphrased and restated below in italics the Additional Comment followed by our response. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended (the “2010 Form 10-K”). All references to page numbers and captions correspond to the page numbers and captions in the 2010 Form 10-K.

Management Discussion and Analysis, page 69

Please refer to your response to comment 5 of the Original Comment Letter. Please provide us proposed disclosure for your MD&A to be included in future periodic reports that explains the reason for the disparity between the Company’s premiums written related to U.S. risks and pre-tax income from its U.S. operations in 2009 and 2010 is due to the poor performance of the Company’s U.S. operations relative to its Bermuda operations.

The Company agrees to prospectively supplement the disclosure regarding the disparity between the Company’s premiums written related to U.S. risks and pre-tax income from its U.S. operations in its Management’s Discussion and Analysis of Financial Condition and Results of Operations in future periodic reports by adding new disclosure on the topic in the form set forth on Exhibit A attached to this letter.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

December 22, 2011

* * *

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,

/s/ Michael J. McGuire

Michael J. McGuire

Chief Financial Officer

cc:	Securities and Exchange Commission

Vanessa Robertson, Staff Accountant

Mary Mast, Senior Staff Accountant

Exhibit A

Management Discussion and Analysis

Income Taxes

The Company is subject to income taxes on the operations of its subsidiaries and branch offices in the United States, United Kingdom, Switzerland, Singapore and Canada. The Company is not required to pay any income or capital gains taxes on its operations in Bermuda.

The Company’s income tax (expense) benefit was as follows for the years ended December 31, 2010, 2009 and 2008, respectively:

	September 30,	September 30,	September 30,
	2010	2009	2008
	(U.S. dollars in thousands)
Current income tax (expense) benefit	$(28,556)	$6,081	$(12,545)
Deferred income tax benefit	21,396	5,327	22,106

Income tax (expense) benefit	$(7,160)	$11,408	$9,561

Of the 2010 current income tax (expense) benefit, $27.7 million related to taxes incurred in the United States (2009 — $6.5 million; 2008 — $22.8 million) and Nil related to current income tax benefits in the United Kingdom (2009 — Nil and 2008 — $11.0 million). Of the deferred income tax benefit, $21.4 million and Nil related to deferred income tax benefits in the United States and the United Kingdom, respectively (2009 — $5.3 million and Nil; 2008 — $22.0 million and Nil).

Income tax paid in 2010 totaled $24.3 million. The Company received refunds and paid income taxes totaling $6.8 million and $29.6 million for the years ended December 31, 2009 and 2008, respectively. Net operating loss carry-forwards in the amount of $66.2 million, $19.9 million and $17.1 million are available for application against future taxable income in the United Kingdom, Singapore and Switzerland, respectively. These net operating loss carry-forwards have no expiration date in the United Kingdom and Singapore. In Switzerland, the net operating loss carry-forwards expire after seven years. There were no income taxes payable in the United Kingdom as at December 31, 2010 or 2009.

The Company’s pre-tax income was distributed as follows for the years ended December 31, 2010, 2009 and 2008, respectively:

	September 30,	September 30,	September 30,
	2010	2009	2008
	(U.S. dollars in thousands)
U.S. (domestic)	$88,147	$26,832	$63,677
Non-U.S. (foreign)	283,751	497,864	25,386

Pre-tax income	$371,898	$524,696	$89,063

A-1

Gross premiums written and earned by our non-U.S. and U.S. operations generally do not bear a proportionate relationship to the respective pre-tax income of these operations. The disproportionate relationship between gross premium written and net income between our operations occurs as a result of various factors, including but not limited to the differences in the underlying type of business underwritten, the underwriting profitability attributable to such business, and the applicable investment income generated.

Pre-tax income for our non-U.S. operations was higher compared to our U.S. operations for the years ending December 31, 2010, 2009 and 2008 primarily as a result of the more volatile catastrophe business underwritten in our non-U.S. operations during these periods being relatively free of losses and thus generating higher levels of net underwriting income than our U.S. operations, which underwrite less volatile business and as a result produce lower levels of net underwriting income in benign loss years. In addition, our non-U.S. operations hold a substantial amount of our invested assets and thus a larger portion of the Company’s investment income is earned in our non-U.S. operations as compared to our U.S. operations.

The Company’s various subsidiaries and branch operations are not under examination in any of the jurisdictions in which they operate, but generally remain subject to examination for tax years 2006 — 2009. As of December 31, 2010 and 2009, the Company had no uncertain tax positions.

A-2